October 3, 2011

Mr. Larry L. Greene

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

United States Securities and Exchange Commission

450 Fifth Street NW

Washington, D.C. 20549

Re:

Davlin Philanthropic Funds, File Nos. 333-149064, 811-22178

Dear Mr. Greene:

On August 4, 2011, Davlin Philanthropic Funds (the "Registrant") submitted Post-Effective Amendment No. 4 to its Registration Statement for the purpose of providing updated principal investment strategy and risk disclosures in the prospectus of the Davlin Philanthropic Fund (the "Fund"), the sole series of the Registrant.  On September 21, 2011, you gave Michael Barolsky comments on the filing by telephone and our response to your comments is set forth below.

General

Comment No. 1:

Please make note of these comments and your response to each comments, including the applicable Tandy representations, in a correspondence filing on EDGAR.   Response:  The Registrant has authorized us to represent to you that:

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The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

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Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

Comment No. 2:

In the first paragraph on the cover of the Fund's prospectus, please delete "As with all mutual funds."  Response: The requested change has been made.

Comment No. 3:

Instruction C.3(b) to Form N-1A states that "A Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required.  Items 2 through 8 may not include disclosure other than that required or permitted by those Items."  In the Fund summary portion of the prospectus, please consider whether the disclosures for "The Fund's Philanthropic Objective," "The Fund's Principal Philanthropic Strategies," and "The Fund's Principal Philanthropic Risks" are appropriately responsive to Items 2 and 4.  If you believe the disclosures are appropriate to those Items, please explain the basis for that conclusion.  Response:  The philanthropic components of the Fund are integral to the Fund's investment objective, strategies and risks.  This is similar to a presentation of a main and secondary investment objective.  Without a description of the philanthropic components, the shareholder would not have a complete understanding of the Fund's investment objective, strategies and risks.  The separate "philanthropic" headings are provided to assist the shareholder in understanding the information provided.  We believe that the information is appropriate under Item 2, and the summary prospectus could be materially misleading if the philanthropic components were not disclosed in Item 2.

Comment No. 4:

In the Fee Table, please note that you may delete the rows regarding sales loads if no such loads are charged for the Fund.  Response: The Registrant prefers to leave the sales load information in the table.

Comment No. 5:

Please move footnote 1 to the Fund's Fee Table to after the "Example" section.  Response: The requested change has been made.

Comment No. 6:

The second bullet under "The Fund's Principal Philanthropic Strategies" states that the adviser "has agreed to waive annually any of the Fund's advisory fees that represent a profit to the adviser."  Please explain how "profit" is determined.  Response: The prospectus has been revised to explain that profit is the adviser's total income from advisory fees less operating expenses, including compensation to advisory personnel.  Please note that the Fund discloses in the Statement of Additional Information ("SAI") (and intends to continue to disclose) any compensation paid to owners of the adviser to address concerns that profit could be reduced or eliminated by excessive compensation to the owners of the adviser..

Comment No. 7:

Under "The Fund's Principal Investment Strategies," please add "index funds" to the list of investments in the first sentence of the first paragraph, as index funds are specifically enumerated in the corresponding risk factor disclosure.  Response: The requested change has been made.

Comment No. 8:

With respect to the disclosure regarding "Quality Company Characteristics" and the reference to "high quality companies", please clarify that a company meeting the metrics discussed in the disclosure may issue securities that are not deemed to be "high quality" such as by third-party analysts (e.g., Morningstar, Lipper).  Response: The requested change has been made.

Comment No. 9:

With respect to the last paragraph under "The Fund's Principal Investment Strategies," if the Fund may invest in unregistered investment companies, please state as much.  Response: The Fund will not invest in unregistered investment companies.

Comment No. 10:

With respect to the disclosure under "The Fund's Principal Investment Risks", please add disclosure regarding the recent turmoil and volatility of the market.  Response: The requested change has been made.

Comment No. 11:

Please confirm that the Fund's disclosure regarding investments in derivatives addresses the Fund's expectations for investments in derivatives.  See Letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to the Investment Company Institute on July 30, 2010.  Response: We confirm that the Fund's disclosure regarding investments in derivatives addresses the Fund's expectations for investments in derivatives.

Comment No. 12:

Instruction D to Form N-1A addresses the limits on incorporating additional information by reference in the Prospectus.  Please address whether the use of references to the Fund's website with respect to information about the current Matching Premium (last bullet of "The Fund's Principal Philanthropic Risks") and to the Davlin Foundation's website with respect to the list of approved charities (8th paragraph under "The Fund's Principal Philanthropic Strategies" and last paragraph of the section in Item 9) complies with the restriction on incorporation by reference in Form N-1A.  Response:  The website is not required to be incorporated, and the Fund is not incorporating the website by reference.  As is the case with the discussion of the SEC website on the back cover or the prospectus, the Fund is simply discussing an additional source of information.

Comment No. 13:

With respect to the "Foreign Investing Risk", if the Fund can invest in emerging markets, please state as much.  Response: The prospectus has been revised to disclose that the Fund can invest in emerging markets.

Comment No. 14:

Please move the paragraph immediately prior to "Investment Adviser" (discussing the Russell 2000) to after the Item 8 disclosure.  Response: The requested change has been made.

Comment No. 15:

In the Item 9 "Investment Objective" disclosure, please note that notice of a change to the Fund's investment objective will be written.  Response: The requested change has been made.

Comment No. 16:

In the "Temporary Investments" disclosure, please move the penultimate sentence to a new paragraph to avoid confusing the use of cash equivalents pending investment with defensive actions.  Response: The requested change has been made.

Comment No. 17:

Under Pricing the Fund's Shares, please revise the end of the first paragraph to refer to "two decimal places" rather than "the nearest cent".  Response: The requested change has been made.

Comment No. 18:

The third sentence of the second paragraph under Pricing the Fund's Shares appears to confuse the concepts of "market value" with "fair value".  Please revise to clarify the use of the term "fair value".  Response: The Prospectus has been revised as requested.

Comment No. 19:

Under Redemption-In-Kind, the second sentence refers to "unusual circumstances".  Please explain what this means.  Response:  The reference to unusual circumstances has been deleted.

Comment No. 20:

The first sentence of the last paragraph under "Redemption Fee" states that "The Fund reserves the right to modify or eliminate the redemption fee or waivers at any time."  Please clarify the reference to "waivers".  If this refers to the Fund's right to waive redemption fees on a case-by-case basis, please state as much.  Response: The reference to waivers has been deleted.

Comment No. 21:

Under "Additional Redemption Information", the second paragraph refers to "such other minimum amount as the Fund may determine from time to time."  Please state whether shareholders will receive advance notice of any change to the minimum amount required to be invested in the Fund.  Response: The Prospectus has been revised as requested.

Comment No. 22:

Under Dividends and Distributions, the last sentence refers to a shareholder's "election".  Please clarify what the shareholder may be electing.  Response: The Prospectus has been revised to clarify that the election refers to cash payments or reinvestment of dividends.

Statement of Additional Information

Comment No. 23:

The second paragraph under "Description of the Trust and the Fund" implies that the Trust has multiple series.  Please revise to clarify that the Trust has only a single series.  Response: The SAI has been revised as requested.

Comment No. 24:

The penultimate sentence of the penultimate paragraph of that section states "All shares of the Fund are subject to involuntary redemption if the Trustees determine to liquidate the Fund."  Please confirm whether this statement complies with Section 13(a) of the Investment Company Act of 1940.  Response:  Section 13(a) prohibits a fund from continuing as an operating entity, but in a business other than that of an investment company.  Involuntary redemption is only permissible if the Fund terminates as an operating entity and therefore the involuntary redemption provisions comply with Section 13(a).

Comment No. 25:

The penultimate sentence under "Principal Investment Strategies and Risks" states that "The Fund may invest up to 50% of its total assets in Underlying Funds."  Please confirm the exception to Section 12(d)(1) that the Fund is relying on.  Response:  As described in the SAI, the Fund generally relies on Section 12(d)(1)(F).

Comment No. 26:

Under "Convertible Securities", if the second sentence includes any securities that may be "junk", please add that to the disclosure.  Additionally, if the Fund, in addition to using convertible securities, can also use synthetic convertible securities, then add that to the disclosure.  Response: With respect to "junk" convertibles, the SAI has been revised as requested.  The Fund will not invest in synthetic convertible securities.

Comment No. 27:

At the end of the third paragraph under Illiquid and Restricted Securities, please update the NASD reference to FINRA, if applicable.  Response:  The SAI has been revised as requested.

Comment No. 28:

Under Fundamental Investment Restrictions, Borrowing Money, please confirm whether entering into reverse repurchase transactions would require the segregation of assets.  See Investment Company Release No. 10666.  Response:  The Registrant is aware that entering into a reverse repurchase transactions would require the segregation of assets.

Comment No. 29:

In the same section, under "Senior Securities", the disclosure is unclear as to which securities will be secured with segregated assets.  Please revise to avoid using references such as "for example", "including" and "such as" and clarify which transactions will be treated as senior securities.  Response: As a fundamental policy, any material change to the policy requires shareholder approval.  In addition, the Registrant believes that the policy clearly states that the Fund will adhere to the 1940 Act, the rules and regulations under the Act, and SEC and staff interpretations regarding segregation of assets in the context of senior securities.  The staff's guidance in this area continues to evolve, and the use of "for example", "including" and "such as" is necessary in order to respond to those evolving interpretations.

Comment No. 30:

With respect to the paragraph immediately prior to the Non-Fundamental Restrictions, please explain the impact of this paragraph on the Fundamental investment restrictions.  Response: The paragraph has been deleted.

Comment No. 31:

Under "Trustee Qualifications", please note that the Form calls for disclosure regarding the experience, qualifications, attributes and skills of each Trustee; however, the disclosure appears to only address the experience of each Trustee.  Response:  The SAI has been revised as requested.

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If you have any questions or additional comments, please call me at 614-469-3265.

Sincerely,

/s/

JoAnn M. Strasser